Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 20, 2024

TO THE PROSPECTUS DATED APRIL 11, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 11, 2024 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose the extension of the term of the Revolving Facility.

Extension of the Term of the Revolving Facility

The following disclosure replaces the second paragraph in the section of the Prospectus entitled “Selected Information Regarding our Operations—Information Regarding our Indebtedness—Credit Facility.” All related disclosures in the Prospectus are correspondingly modified.

On September 30, 2021, we amended the Credit Agreement to increase the Credit Facility to $335.0 million in aggregate commitments, comprised of a $235.0 million revolving facility (the “Revolving Facility”), and a senior delayed draw term loan facility in the aggregate amount of up to $100.0 million (the “DDTL Facility”). Loans under the DDTL Facility may be borrowed in up to three advances, each in a minimum amount of $30.0 million. The Revolving Facility will terminate, and all amounts outstanding thereunder will be due and payable in full, on September 30, 2025, with one additional one-year extension option held by Operating Partnership, exercisable upon the submission of an extension request and payment of an extension fee of 0.125% of the aggregate commitment. The DDTL Facility will mature, and all amounts outstanding thereunder will be due and payable in full, on September 30, 2026.

VGN-NREIT2-0924P